United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

campbell soup co.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl, #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

October 20, 2023

Dear fellow shareholders,

The Accountability Board respectfully writes regarding Proposal No. 5 in Campbell’s latest proxy statement.

Introduction:

This week, FMI announced the results of a new study which found that it’s “extremely important” to shoppers “that brands or manufacturers they buy from are transparent” about their products, with 74% saying that means providing “values-based information such as [about] animal welfare.” (FMI is an industry trade group, and a Campbell executive sits on its Board.)

In our view, Proposal No. 5 seeks this type of transparency, by asking the company to disclose its “detailed conversion plans” for achieving 100% cage-free eggs by 2025.

To summarize the proponent’s view set forth in the proposal: while competitors like Nestle, Unilever, Mondelez, Kraft Heinz, General Mills and Conagra have made substantial progress toward achieving their cage-free egg commitments (with many even having already reached 100% compliance in the U.S.), Campbell is currently at just 8% compliance. That’s less than in prior years, despite having begun sourcing cage-free eggs thirteen years ago. Since Campbell previously assured shareholders it has “detailed conversion plans” for reaching its goal, and since the 2025 deadline is almost here, the proponent asks the company to disclose what those plans are.

After reviewing the proposal, the company’s statement opposing it, and other relevant materials, we’ve chosen to vote FOR the proposal; this brief memo explains our rationale.

Analysis:

First and foremost, it’s a conspicuous cause for questioning when a company assures shareholders it has “detailed conversion plans” for reaching a key goal, but then insists on keeping the details secret.

Further, in deciding whether to support a proposal, shareholders typically review the proposal itself against the company’s statement opposing it. And when companies make cogent arguments against a proposal, shareholders can at least rest assured knowing that the Board has engaged in a thoughtful analysis.

But in this case, one interesting aspect of Campbell’s opposition statement is that, rather than engage in such thoughtful analysis, it seems to have copied from other companies’ past opposition statements. To illustrate this, here’s text from Campbell’s current proxy statement compared to text from Mondelez’s last proxy statement:

From Mondelez’s April 2023 proxy statement	From Campbell’s October 2023 proxy statement
… such as cage-free eggs, is not necessarily linear and may be subject to factors beyond our control, such as Avian Flu outbreaks, supply chain disruption...	…sourcing of cage-free eggs is not necessarily linear and may be subject to factors beyond our control, such as Avian Flu outbreaks and supply chain disruption.

Further, the proposal Mondelez was opposing asked it to disclose interim benchmarks for its long-term cage-free egg sourcing commitment; by contrast, the Campbell proposal does not ask for that. Rather, it simply asks the company to disclose the “conversion plans” it claims to have already established but hasn’t shared details of.

Despite that critical difference, Campbell Soup also (rather bafflingly) copied from Mondelez’s explanation about why Mondelez specifically opposed disclosing interim benchmarks:

From Mondelez’s April 2023 proxy statement	From Campbell’s October 2023 proxy statement

Requiring the Company to publish…periodic, interim, prospective targets against previously announced multi-year goals — despite…already providing annual progress updates against those same goals — would be burdensome, unnecessary and duplicative, and the various numbers could generate confusion among our stakeholders.

Requiring the Company to disclose periodic,

interim, prospective targets against previously announced multi-year goals — in addition to annual progress updates against those same goals — would be burdensome, unnecessary and duplicative, and the various numbers could generate confusion among our stakeholders.

Here’s another example: In March 2022, Dine Brands issued a proxy statement with a proposal explicitly asking for a comprehensive report about its ESG work. The proposal requested “an analysis of the specific ways in which Dine Brands reconciles disparities…between its published ESG standards…with the implementation of those standards,” saying “The report should include the success rate of suppliers to follow the Company’s ESG standards and specific actions that have been taken to address failures.”

Dine Brands responded by explaining why it felt such a comprehensive report would not be in shareholders’ interest—and now, it seems Campbell Soup has copied some of that language in opposing Proposal No. 5.

From Dine Brands’ 2022 proxy statement	From Campbell’s October 2023 proxy statement

We also do not believe that stockholders will gain any value from the report requested by the proponent, and that the use of our resources in producing such a report is not in the best interest of stockholders…

…we do not believe that shareholders will gain any value from the report requested by the proponent, nor do we believe that the use of resources in producing such a report…is in the best interests of shareholders.

But the proposal on Campbell’s proxy statement asks for a fraction of what was requested of Dine: unlike the Dine proposal, the one on which Campbell’s shareholders are voting is limited to just disclosure about plans the company’s said it already has. (Also unlike the Dine proposal, it’s limited to one specific ESG commitment, rather than covering all of them). Indeed, in Campbell’s case, the requested disclosures could quite easily be made without the production of a whole new analysis report.

Considering that Campbell describes animal welfare as a “key part” of its supply chain vision, we find its reliance on language from other companies’ analyses—even those that don’t relate to the proposal at hand—troubling, as it may indicate a low level of attention being paid by the Board to this (reportedly) key matter.

Further, Campbell’s opposition statement describes how it will be publishing a cage-free egg update in its forthcoming Corporate Responsibility (CR) report, describing this as being “the best media through which to communicate verifiable, measureable [sic] progress and information about this” topic.

But that’s not a valid argument against disclosing the requested details, since the company could, of course, publish them in that forthcoming CR report; it also could have published them in its September 2023 animal welfare update, which is a new three-page report published after receiving the shareholder proposal but omitting the requested information.

Thus, whatever point Campbell is trying to make in urging a vote against the proposal based on the method of sharing the requested details is not understood, since the company had the opportunity just last month to disclose the details but didn’t and has another opportunity in a few months but hasn’t indicated it will.

Further, we must point out that nearly 40% of Campbell’s opposition statement is a discussion about how and why it’s apparently changed the scope of its cage-free egg commitment to include all eggs in all products.

But, as the proposal points out, Campbell’s original commitment seemed to already be for all eggs in all products. Plus, even if the scope has indeed been changed, that fact supports the requested disclosure since, after all, changing the scope of a key, yearslong commitment in the lead-up to its implementation deadline certainly raises questions about the company’s plans.

Thus, while the company assures shareholders that it still believes its 2025 cage-free egg conversion deadline is attainable, the fact that it so recently changed the commitment’s scope raises concerns about how the company may choose to define compliance come 2025. For example, will the company rely on changing the scope (or other relevant definitions) yet again in order to show an increase from 8% to 100% in a short period of time?

In fact, Campbell has done that before. The company previously committed to eliminate pig gestation crates from its pork supply, and currently reports it uses only “crate-free” pork in the U.S. But that’s because, after its initial pledge, it suddenly defined “crate-free” as including systems which still lock pigs in gestation crates for weeks on end. Although those systems reduce the amount of time pigs spend in crates, they are not free of crates. This means that Campbell met its pledge not by truly switching to pork that’s free of crates, as it originally said it would do, but by defining “crate-free” in a way that allows for crates to be used.

Given that precedent, we find the requested disclosure even more reasonable, justified, and, indeed, urgent.

Finally, we recognize that how animals are treated in the food supply can pose material risks that can jeopardize the delivery of durable financial returns. For example, in addition to the new FMI study referenced above, we also considered the following:

•	The Consumer Brands Association reported that nearly two-thirds of consumers are interested in sustainable sourcing specifically regarding eggs and acknowledges that “animal welfare is important to sustainability.” (CBA is an industry trade association, and Campbell’s CEO serves on its Board.)
•	Citigroup called “concerns over animal cruelty” a “headline risk” imperiling food companies.
•	“In the case of animal welfare,” reported the World Bank’s International Finance Corporation, “failure to keep pace…could put companies and their investors at a competitive disadvantage.”
•	Other companies often disclose risks related to animal welfare. For example, Mondelez’s latest 10-K warns, “Increased government intervention and consumer or activist responses caused by increased focus on…animal welfare…could adversely affect our or our suppliers’ reputation and business and our ability to procure the materials we need to operate our business.” And Coca-Cola’s cautions that, “animal welfare issues, whether actual or perceived, could adversely impact our corporate image and reputation.”

Conclusion:

Campbell should know that on key issues, shareholders expect more than vague generalities and statements copied from competitors—and that if the company says it has detailed plans in place for achieving a “key” goal it’s not making meaningful progress on (especially while its competitors are), shareholders are right to seek details. Thus, we will FOR the proposal.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy as to how to cast your ballot.